Exhibit 12.1

NBCUNIVERSAL MEDIA, LLC

Ratio of Earnings to Fixed Charges

	Pro Forma				Historical
					NBCUniversal		NBC Universal, Inc.
					Successor		Predecessor
					For the Period		For the Period
(dollars in millions)	Six Months Ended June 30, 2011		Year Ended December 31, 2010		January 29, 2011 to June 30, 2011		January 1, 2011 to January 28, 2011	Year Ended December 31
								2010		2009		2008		2007		2006
Earnings:
Pretax income (loss) from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries	$860		$1,825		$899		$(29)	$2,261		$2,188		$2,989		$3,177		$3,032
Equity in income of investees, net	(169)		(241)		(147)		(25)	(308)		(103)		(200)		(243)		(185)
Fixed charges	267		492		216		45	365		139		183		147		165
Distributed income of equity investees	163		254		163		—	215		182		218		233		185
Amortization of capitalized interest, net of amount capitalized	(2)		16		(3)		1	16		(1)		(14)		(17)		(5)
Noncontrolling interests in pretax income (loss) of subsidiaries	(103)		(183)		(96)		3	(75)		(58)		(112)		(137)		(180)

Total Earnings	$1,016		$2,163		$1,032		$(5)	$2,474		$2,347		$3,064		$3,160		$3,012

Fixed Charges:
Interest expense, excluding amortization of capitalized financing costs	$206		$387		$164		$37	$275		$49		$82		$55		$96
Interest capitalized	12		18		11		1	18		30		45		42		27
Portion of rents representative of an interest factor	49		87		41		7	72		60		56		50		42

Total Fixed Charges	$267		$492		$216		$45	$365		$139		$183		$147		$165

Ratio of Earnings to Fixed Charges	3.8	x	4.4	x	4.8	x	NM	6.8	x	16.9	x	16.7	x	21.5	x	18.3	x

NM = Not meaningful